

Mail Stop 3720

May 7, 2009

Michael M. Yu
Chairman and Chief Executive Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District
Beijing 100080
People's Republic of China

> **RE:** **New Oriental Education & Technology Group Inc.**
> **Form 20-F for the fiscal year ended May 31, 2008**
> **Filed October 23, 2008**
> **File No. 001-32993**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 20-F in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended May 31, 2008

Item 5. Operating and Financial Review and Prospects, page 43

Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007, page 49

1.   On page F-16, you state that revenue from New Oriental China for the fiscal year ended
        May 31, 2008 was $199,434, which represents 99% of your total reported revenue.
        However, you state that net income generated from New Oriental China was $13,478 for
        the same time period, which represents only 27% of reported net income. Please revise
        to explain the source of the remaining 73% of net income.

 Share-based Compensation, page 55

2.   We refer to your critical accounting policy for stock-based compensation. Please revise
        to describe the significant assumptions and estimates involved in determining stock
        compensation expenses and clarify why you believe the changes in the "subjective input
        assumptions may materially affect the fair value estimate[s]." Describe why these
        estimates and assumptions bear a risk of change and discuss how you arrived at the
        estimates used, how accurate the estimates and assumptions have been in the past, how
        much the estimates and assumptions have changed in the past, and whether they are
        reasonably likely to change in the future. This discussion should include material
        quantitative information and sensitivity analysis.

Item 7. Major Shareholders and Related Party Transactions, page 67

3.   In future filings, please provide the disclosure required by Item 7.A.2 of Form 20-F
        regarding the portion of each class of your securities held in the United States and the
        number of U.S. record holders.

Item 9. The Offer and Listing, 71

4.   We note your disclosure relating to only the monthly highs and lows of your stock since
        September 7, 2006. In future filings, please comply with all of the disclosure
        requirements of Item 9.A.4 of Form 20-F relating to the price history of your listed stock.
        For example, provide additional price history summaries such as the high and low market
        prices for each full financial quarter and for the most recent six months.

Item 19. Exhibits, page 81

5.   Please revise to file as exhibits all material contracts entered into by your or your
        subsidiaries or explain to us why you determined you were not required to file them.
        This includes all material agreements that you or your subsidiaries are parties to, have
        succeeded to a party by assumption or assignment, or if you or your subsidiary has a

beneficial interest. We note your disclosure on page 67 of numerous contractual arrangements entered into by you or your subsidiaries with New Oriental China and its subsidiaries and shareholders.

Exhibits 12.1 & 12.2. Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual, the name of the company and defines the "Company." In future filings, revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title or name of the company. In addition, do not change articles, pronouns, and punctuation in the certification. Exchange Act Rule 13a-14(a) requires that the certifications be in the exact form as in the applicable disclosure standard.

        Please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director